UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2022

OR

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.

EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.

300 NORTH BEACH STREET

DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Registered Certified Public Accounting Firm

To the Investment Committee, Plan Administrator, and Participants

Brown & Brown, Inc. Employee Savings Plan

Daytona Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2007.

Savannah, Georgia
June 27, 2023

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS
CASH	$2	$2
INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	1,015,785,827	1,201,473,865
Common collective trust	78,949,046	76,222,310
Employer common stock fund	62,998,677	75,136,504
Personal choice retirement account	45,091,925	48,465,380
Total investments, at fair value	1,202,825,475	1,401,298,059
RECEIVABLES:
Notes receivable from participants	16,084,411	14,849,734
Employer contributions	2,352,418
Participant contributions	141
Total receivables	18,436,970	14,849,734
NET ASSETS AVAILABLE FOR BENEFITS	$1,221,262,447	$1,416,147,795

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2022

ADDITIONS TO AND DEDUCTIONS FROM NET ASSETS:
Investment income:
Dividend income	$37,909,331
Interest income	1,367,429
Other loss	(10,101,785)
Net depreciation in fair value of investments	(265,844,018)
Net investment loss	(236,669,043)
Interest on notes receivable from participants	668,018
Contributions:
Participants	76,133,613
Employer	37,609,749
Rollovers from other qualified plans	25,060,514
Total contributions	138,803,876
Net deductions	(97,197,149)
OTHER DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(96,843,350)
Administrative expenses	(844,849)
Total other deductions	(97,688,199)
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(194,885,348)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	1,416,147,795
NET ASSETS AVAILABLE FOR BENEFITS —End of year	$1,221,262,447

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021, AND FOR THE YEAR ENDED DECEMBER 31, 2022

1. DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (minimum of 1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain employees by enabling eligible employees who are U.S. citizens with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to supplement the employees’ retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration - The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits website accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc. (“Schwab”) serves as the recordkeeper of the Plan.

Contributions - The Plan permits participants to contribute up to 70% of their eligible compensation to the Plan, subject to statutory limitations. The Employer makes a fully vested safe harbor matching contribution for each participant equal to the sum of (1) 100% of the participant’s elective deferrals up to 3% of compensation for the allocation period, plus (2) 50% of the participant’s elective deferrals that exceed 3% of compensation for the allocation period, but do not exceed 5% of compensation for the allocation period.

The Plan permits the Board to authorize discretionary additional matching contributions and/or discretionary profit-sharing contributions. No additional matching contributions and/or profit-sharing contributions were made for the 2021 or 2022 plan years.

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings thereon. Participants are immediately vested in the Employer safe harbor matching contributions made pursuant to the formula described above. Vesting in any discretionary Employer matching contributions and discretionary profit-sharing contributions are based on years of service, as defined by the Plan, and are subject to the following vesting schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

In accordance with Internal Revenue Service regulations, the Plan provides that the forfeited balances of terminated participants’ non-vested accounts may be used to pay administrative expenses incurred by the Plan or to reduce any Employer contribution, as determined by the Administrator. As of December 31, 2022 and 2021, forfeitures totaled approximately $26,767 and $0, respectively. For the 2022 Plan year, forfeitures of $0 were used to pay administrative expenses or offset Employer contributions.

Benefit Payments - Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2 and five years of service, as defined in the Plan) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. Prior to May 20, 2022, if the participant’s vested account was $5,000 or less at termination of employment or disability, the participant would elect a distribution as a lump sum payment or direct rollover to an eligible retirement plan or be subject to automatic direct rollover to an individual retirement plan designated by the Administrator. Effective May 20, 2022, if the participant’s vested account was between $250 and $5,000 at time of termination or employment or disability, and the participant did not elect a distribution as a lump sum payment or direct rollover to an eligible retirement plan, the Administrator would make the distribution to an Individual Retirement Account administered by Charles Schwab Trust Bank. If the participant’s vested balance is $250 or less upon termination of employment or disability, the balance will be distributed as a single lump sum cash distribution.

Investment Income/(Loss) and Expenses - Each participant’s account shall be allocated the investment income/loss and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into consideration any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan that are not paid by the Employer and are not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

The agreement between the Trustee and the Plan includes a revenue-sharing arrangement, whereby the Trustee shares revenue generated by the Plan in excess of the Trustee’s fee. These deposits are included in the “Other Income” amount in the Statement of Changes to Net Assets Available for Benefits. These funds are used to pay other Plan expenses, with any remaining amounts being reallocated to participants. During 2022, revenue of $259,936 was deposited into the Plan related to this revenue-sharing arrangement. At December 31, 2022, and 2021, $105,050 and $117,201, respectively, was available to be reallocated or pay Plan expenses. For the Plan year ended December 31, 2022, Plan expenses of approximately $156,829 were paid by these funds.

Notes Receivable from Participants - A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of: (a) $50,000 or (b) 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time, with a limited exception for grandfathered outstanding loans transferred to the Plan as a result of mergers of plans maintained by acquired companies. Loans, which are repayable each pay period for periods ranging generally up to five years (and up to 15 years for the purchase of a principal residence), are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the prime rate plus 1%, determined at the time the loan is approved. As of December 31, 2022, interest rates applicable to such loans ranged from 3.25% to 9.25%.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting- The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. GAAP.

Notes Receivable from Participants - Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2022 or 2021. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments - Benefit payments are recorded when paid.

Administrative Expenses - All investment-related expenses are charged against the Plan’s earnings or are paid by the Plan. All approved third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Employer.

Valuation of Investments and Income Recognition - The Plan's investments are stated at fair value. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. The Plan’s investments in money market funds, mutual funds and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the Brown & Brown stock fund is measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value. The fair value of the common collective trust account is based upon the net asset value (“NAV”) of the fund's underlying assets less its liabilities. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as investments held during the year.

3. INVESTMENTS

Fair Value Measurements - The Plan adopted a fair value measurement method that establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Personal Choice Accounts- Investments included in the personal choice accounts include mutual funds (valued as noted above), common stocks and money market funds. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Money market funds are stated at fair value based upon quoted prices of the NAV of shares held by the Plan at year-end.

Employer Common Stock Fund – The Employer common stock fund is valued at the NAV at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Employer common stock fund.

The following tables set forth, by level, the fair value hierarchy of the Plan investment assets and investment liabilities as of December 31, 2022 and 2021. As required by Accounting Standards Codification Topic 820-Fair Value Measurement and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$1,015,785,827	$-	$-	$1,015,785,827
Employer common stock fund	-	62,998,677	-	62,998,677
Personal choice accounts	45,091,925	-	-	45,091,925
Total investments in hierarchy	$1,060,877,752	$62,998,677	$-	$1,123,876,429

Common collective trust, measured at NAV*	-	-	-	78,949,046
Total investments at fair value	$-	$-	$-	$1,202,825,475

	Investment Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds);	$1,201,473,865	$-	$-	$1,201,473,865
Employer common stock fund	-	75,136,504	-	75,136,504
Personal choice accounts	48,465,380	-	-	48,465,380
Total investments in hierarchy	$1,249,939,245	$75,136,504	$-	$1,325,075,749

Common collective trust, measured at NAV*	-	-	-	76,222,310
Total investments at fair value	$-	$-	$-	$1,401,298,059

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits. The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2022 and 2021, respectively.

	Fair Value 12/31/2022	Fair Value 12/31/2021	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$78,949,046	$76,222,310	None	Daily	12 months

Risks and Uncertainties and Concentrations-Investments - The Plan invests in various investment securities. The Vanguard Institutional Index Instl Pl Fund represents approximately 17.5% and 17.8% of the Plan’s total investments at December 31, 2022 and 2021, respectively. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. INVESTMENT PROGRAMS

As of December 31, 2022, contributions to the Plan were invested in one or more investment fund options, including money market funds, mutual funds, a common collective trust fund, and an Employer stock fund, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables participants to self-direct their money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 8,000 additional mutual funds/ETF’s.

One investment in the Plan is a common collective trust account called the Galliard Stable Return Fund E (the “Stable Return Fund”), which effective December 19, 2022 was changed from the Wells Fargo Stable Return Fund E. The Stable Return Fund invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract, which is provided by a security-backed contract issuer, is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

5. PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments include the Brown & Brown, Inc. common stock fund, which represents party-in-interest transactions that qualify as exempt prohibited transactions. For the 2022 Plan year, dividends of $452,021 were received from the employer common stock fund. The employer common stock fund held 1,075,777 and 1,048,655 shares of Brown & Brown, Inc. stock valued at $61,287,016 and $73,699,473 at December 31, 2022 and 2021, respectively. Additionally, through the personal choice retirement account, certain investments are managed by affiliates of the Trustee of the Plan.

The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

7. SECURE Act 2.0

On December 23, 2022, Congress passed the Consolidated Appropriations Act of 2023 which included SECURE Act 2.0. SECURE Act 2.0 contains over 90 new retirement provisions, with varying effective dates through 2027. Since provisions of the SECURE Act 2.0 include both required and optional elements, the plan administrator will determine the optional provisions to elect and amend the Plan document accordingly. Certain provisions will become effective in 2024 and thereafter. Accordingly, there is no material impact to the Plan’s 2022 financial statements.

8. FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated November 16, 2015, relating to the qualification of the Plan under Section 401(a) of the IRC. The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and regulations issued thereunder and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

9. SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 27, 2023, and has determined that, no significant events occurred after December 31, 2022, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469 PLAN #002

DECEMBER 31, 2022

(a) Type	(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Schwab	Government Money Investment	**	$2
	American Beacon	Small Cap Value Fund	**	18,819,645
	American Funds	Europacific Growth Fund	**	39,156,264
	Dodge & Cox	Income Fund	**	97,367,207
	Harbor	Capital Appreciation Fund	**	84,862,478
	Washington Mutual	Growth and Income Fund	**	111,281,378
	JP Morgan	Mid Cap Value Fund	**	22,920,476
	Loomis Sayles	Small Cap Growth Fund	**	15,991,113
	Principal	Diversified Real Fund	**	2,344,148
	MFS	Intl Diversification Cl R6 Value Fund	**	55,829,965
	MassMutual	Select Mid Cap Growth I Fund	**	15,746,207
	Vanguard	Institutional Index Instl Pl Fund	**	210,845,512
	Vanguard	Inflation-Protected Security Investors Fund	**	24,092,116
	Vanguard	Mid Cap Index Fund	**	32,496,518
	Vanguard	Small Cap Index Fund	**	31,078,978
	Vanguard	Target Retirement 2020 Fund	**	12,448,947
	Vanguard	Target Retirement 2025 Fund	**	18,832,130
	Vanguard	Target Retirement 2030 Fund	**	21,384,513
	Vanguard	Target Retirement 2035 Fund	**	16,789,912
	Vanguard	Target Retirement 2040 Fund	**	16,164,610
	Vanguard	Target Retirement 2045 Fund	**	14,295,126
	Vanguard	Target Retirement 2050 Fund	**	12,814,809
	Vanguard	Target Retirement 2055 Fund	**	2,693,996
	Vanguard	Target Retirement 2060 Fund	**	2,043,131
	Vanguard	Target Retirement 2065 Fund	**	261,228
	Vanguard	Target Retirement Income Fund	**	4,410,120
	Vanguard	Total Bond Market Index Fund	**	53,976,947
	Vanguard	Total International Stock Index Fund	**	76,838,353
*	Brown & Brown, Inc.	Common Stock Fund	**	62,998,677
	Galliard	Stable Return Fund E	**	78,949,046
	Personal Choice Retirement Account	Participant-Directed Brokerage Accounts	**	45,091,925
*	Notes Receivable from Participants	Various maturities, interest rates from 3.25% to 9.25%	-	16,084,411
				$1,218,909,888

* A party-in-interest transaction as defined by ERISA.

**Cost information is not required to be provided as these investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN

Date: June 27, 2023	By:	/S/ JAMES LANNI
James Lanni
Member, Investment Committee of the Brown & Brown, Inc. Employee Savings Plan

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Independent Registered Certified Public Accounting Firm